Securities and Exchange Commission

                        Washington, D.C. 20549


                              FORM N-54C


  NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO
          SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940



     The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:          JMC Group, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip
Code):  9710 Scranton Road, Suite 100, San Diego, CA  92121

Telephone Number (including area code): (619) 450-0055

File Number under the Securities Exchange Act  of 1934:     0-12926

Basis for filing the notification of withdrawal:

     The Company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities. The Company's new business, conducted through wholly-owned subsidiaries, will be the financial services business including institutional and retail brokerage, securities research, trading, investment banking and operation of transaction processing systems. The date of the stockholders' meeting at which such change was authorized was August 30, 1999. The number of votes in favor of the change was 3,613,373 and the number opposed was 101,800.


                               SIGNATURE

     Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of San Diego and state of California on the day of August 30, 1999.


                                        JMC Group, Inc.


                                        By:  /s/ James K. Mitchell
                                             ------------------------
                                             James. K. Mitchell
                                             Chief Executive Officer

     ATTEST:


          /s/ Robert E. Jeffords
          -----------------------
          Robert E. Jeffords
          Assistant Secretary